VIA EDGAR

March 15, 2006

Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C.  20549

Attn:	Division of Corporation Finance,

Re:	IMMS, Inc.
(File No. 333-137098)

Dear Ladies and Gentlemen:

At the request of IMMS, Inc.. (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated January 23, 2007 from Jennifer R. Hardy of the Commission to Kevin P. O’Connell, President and Chief Operating Officer of the Company, relating to Amendment No. 2 to the registration statement on Form SB-2 of the Company filed with the Commission on January 8, 2007 (“Amendment No. 2”).  We have filed simultaneously Amendment No. 3 and have attached a marked copy of such Amendment No. 3 indicating the changes that the Company has made to the Amendment No. 2.

On behalf of the Company, we have arranged for delivery to the attention of each of Edward M. Kelley and Ryan E. Rohn of the Commission via Federal Express for overnight delivery three copies of this response letter together with marked copies of Amendment No. 2.

For your convenience, the numbered paragraph below repeats your comment., Our responses, immediately follow the comment to which we are responding.

General

1.	In future filings, please ensure that you have updated all headings and other areas to be consistent with your current periods being reported. For example we note:

•	On page 5, you disclose your accumulated total loss through June 30,2006.
•	On page 20, your cash flows discussion title is for six months ended June 30,2006.
•	In Note 3 on page F-11 the third column of your fixed assets heading remains June 30, 2006.

Response:

The financial information contained in registration statement has been updated through December 31, 2006. The disclosure has been revised to reflect the updated information.

2.	Also ensure that other disclosures are appropriately updated throughout the registration statement. For Example:

•	Disclosure under “Company History” states that IMMS intends to purchase a NASCAR road racing car in 2006.
•
Disclosure under “American Stock Car Challenge (ASC)” states that IMMS during the balance of 2006 intends to enter and compete in additional ASC road racing events and the 25 hours of Thunderhill in Northern California.

Since 2006 has ended, please revise disclosures to reflect that fact.

Response:

The registration statement has been updated accordingly.

The Offering, page 4

3.
Refer to prior comment 2. As requested previously, revise to conform to the disclosure on the prospectus’ outside cover page. To comply with this comment, it is insufficient to state $0.02. You must include this information: “until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.”

Response:

The prospectus has been revised to comply with your comment. See “The Offering”

4.
Refer to prior comment 3. We did not intend for you to move the paragraph beginning with the words "please read this prospectus' to the summary section. Rather, we intended for you to present the information in a discrete section after the risk factors section and not as a part of the risk factors section. Please revise.

Response:

The prospectus has been revised to comply with your comment.

Associate Sponsor, page 12

5.
We assume the disclosure that the fee for a primary sponsor will be approximately $50,000 per year is  inadvertent. We note the disclosure under "Primary Sponsor" that the fee for a primary sponsor will be $100,000 per year and may vary depending upon the series. Please revise.

Response:

The prospectus has been revised to comply with your comment.

Competition, page 14

6.	It is unclear whether disclosure has been omitted after the word “further” at the end of the first paragraph. Please clarify.

Response:

        The word “further” has been removed. Its appearance was in error.

Trends and Outlook, page 15

7.
Revised disclosure in the first sentence that IMMS' revenue is currently derived from sponsorship clients is inconsistent with disclosure in the seventh risk factor and elsewhere that IMMS had no sponsor related revenue in 2005 and through September 30, 2006. Please reconcile the disclosures.

Response:

The prospectus has been revised to comply with your comment.

Significant Accounting Policies, Revenue Recognition, page 15

8.
We note your policy that your revenues to date have been derived from advertising and marketing sponsors, We note, however, your disclosure on page 7 that in 2005 and through September 30, 2006 you did not have any sponsor related revenue. Please revise: or advise. It is unnclear to us why you removed your policy on race purse winnings from your previous amendment Please add this revenue stream to your revenue recognition policy or tell us why it was deleted.

Response:

The prospectus has been revised to comply with your comment.

Results of Operations for the Years ending December 31, 2004 and 2005, page 16

9.
We have reviewed your response to prior comment 5. It is unclear to us how you have responded to our comment. It appears that your discussion of changes in revenue for the years ending December 31, 2004 and 2005 on page 16 remains unchanged from your prior filing. Thus we repeat our prior comment to clarify the apparent discrepancy in this discussion to your discussion of operating expenses on races attended and to identify specifically the reasons for the decrease in your revenue for the year ended December 31, 2004 to the year ended December 31, 2005.

Response:

The disclosure has been updated and the prospectus has been revised to comply with your comment.

10.
Your response to prior comment 6 does not appear to fully quantify the reasons for the approximately $340,000 increase in your operating expenses for the year ended December 31,2005. We note your revised disclosures quantify approximately $28,000 of your 2005 operating expenses. In consideration of the materiality of the $340,000 increase, we repeat .prior comment 6 to quantify the reasons for this significant increase in your operating expenses in the year ended December 31, 2005 compared to the year ended December 31, 2004.

Response:

The disclosure has been updated and the prospectus has been revised.

Liquidity, page 18

11.
We note your revised disclosures in response to our prior comment 12 include your basis for your estimate of needing $100,000 of additional capital. The items that you have individually disclosed appear to total $110,000. Please revise or advise. Also, we note your disclosure on page 11 that you intend to purchase a NASCAR road racing car in 2006 and in 2007 and you intend to compete in one or more of the Busch series road races. Please revise your disclosures to clarify bow you. have factored the purchase of these mad racing cars into your short term capital needs. Also, please revise your disclosures to clarify how you have factored your debt obligations into your needs of additional capital. For example, in note 2 page F-10, we note that required payments on the equipment loan taken by the Company officer are $20,532 for 2007.

Response:

The disclosure has been updated and the prospectus has been revised to comply with your comment.

Executive Compensation, page 23

12.
Update the summary compensation table to include compensation for 2006. See telephone interpretation 8B in section J of our July 1997 "Manual of Publicly Available Telephone Interpretations" that is available on. the Commission's website http:/www.sec.gov If IMMS granted options to directors or officers in 2006, include the disclosures required by subparagraphs (c) and (d) of Regulation S-B.

Response:

The disclosure has been updated and the prospectus has been revised to comply with your comment. The table has been updated to include 2006 compensation.

Certain Relationships and Related transactions, page 24

13.
Refer to prior comment 21. Since we are unable to locate a response to the comment, we reissue the comment in. its entirety. As noted previously, disclosures on pages F-6 and F-10 that IMMS issued 2,829,820 shares of common stock to retire related party debt in 2005 are inconsistent with disclosure under paragraph (b) of Item 26 on page 34 that the debt was converted to 28,248,200 shares of common stock before a 10-1 reverse stock split. Further, those disclosures are inconsistent with disclosures here that IMMS issued an aggregate of 49,446,400 shares of common stock or an aggregate of 4,944,640 shares of common stock post reverse split to retire the debt. Please reconcile the disclosures throughout the registration statement so that they are consistent.

Response:

The disclosure has been updated and the prospectus has been revised to comply with your comment.

Common Stock, page 24

14.
We note the revised disclosure deleted the disclosure that common stockholders do not have cumulative voting rights. Please revise to indicate whether common stockholders have cumulative voting rights.

Response:

A new paragraph has been added under Description of Securities in response to your comment.

Recent Accounting Pronouncements, page F-9

15.	We note your response to prior comment 24. Please address these items:

•
Clarify how you. have determined that your exchange transactions with Mr. Calvin do not have commercial substance. Paragraph 2(a) of SFAS 153 defines an exchange as a reciprocal transfer between an enterprise and another entity that results in the enterprise's acquiring assets or services or satisfying liabilities by surrendering other assets or services or incurring other obligations. You have disclosed that your racing and promotional cars are managed and maintained from a facility owned by Mr. Calvin in exchange for the name and logo of .his family business prominently placed on certain racecars and drivers’ suits. Thus this exchange appears to have commercial substance

•
SFAS 153 indicates that if the fair value of the assets received or the assets relinquished is determinable, then the exception in paragraph 20(a) of APB 29 docs not apply. Please clarify why you believe that neither the fair value of the advertising that you provided to Mr. Calvin nor the maintenance services that you received from Mr. Calvin is determinable within reasonable limits. In this regard, please clarify whether the advertising you provided to Mr. Calvin differs from the advertising that you have provided to other parties where the fair value is readily determinable (for example, based on cash). Similarly, please clarify whether the maintenance services Mr. Calvin has provided to you differ from the maintenance services that he has provided to other parties where the fair value is readily determinable (for example, based on cash). If so, please detail the nature of these differences. If not, it would appear that the fair value of your exchange transaction is readily determinable.

•
If you revise your financial statements to reflect the fair value of this exchange, please ensure that the revenue and expense portions of the exchange transactions are recognized consistently with your existing accounting policies. Specifically, it appears that the expense portion of these transactions may require recognition prior to the revenue portion as you do not recognize revenue until you have completed the provision of your services. If, on the: other hand, you determine that the effect of recognizing this exchange transaction in your :financial. statements is immaterial., please provide us your materiality analysis.

Response:

Pursuant to the auditor's conversation with Staff on January 29, 2007 and March 13, 2007, the Company, beginning in 2006, has recorded advertising revenue from the Calvin garage for advertising exchange at the estimated fair value of $1,000 per month, with a corresponding charge to garage space expense of the same amount.

Related Party Transactions, page F-10

16.
We have reviewed your response to prior comment 25. Although you currently do not have the legal right to the equipment, you still may be required to recognize the equipment on your balance sheet. As such, please provide us a more comprehensive analysis of EITF 01-8 and SFAS 13 to explain why you do not believe that your equipment loan should be reflected on balance sheet as a capital lease. In this regard, please discuss your consideration of paragraphs 10-12 of EITF 01-8 and each of the criteria in paragraph 7 of SFAS 13 and why you believe that they do not apply. Please also provide us a copy of the lease agreement.

Further, you did not tell us your consideration FIN 46R. We note paragraph 16(c) of FIN 46R states that for purposes of determining whether. it is the primary beneficiary of a variable interest entity, a company with a variable interest shall treat variable interests in the same entity held by an officer of the company as its own interests. Thus we repeat prior comment 25 to tell us your consideration of FIN 46R. Please provide your FIN 46R analysis of this equipment loan as it relates to consolidation of your financial statements. If you determine that the loan and equipment should be reflected on your balance sheet, please revise your balance sheet. Please also restate your statement of cash flows to reflect your payments as a cash outflow for financing activities.

Response:

Pursuant to the auditor's conversation with Staff, the Company has recorded all equipment loans taken out by a Company officer related to the Company's business. The adjusting entries to each year were as follows:

2004	Debit	Credit
Fixed assets	$63,757
Accumulated depreciation		$5,313
Accrued payables - related party		$6,376
Notes payable		$56,740
Interest payable		$361
End 2004 retained earnings	$5,033

2005
Fixed assets	$175,145
Accumulated depreciation		$44,861
Accrued payables - related party		$35,200
Notes payable		$135,762
Interest payable		$1,240
Depreciation expense	$44,861
Interest expense	$15,058
Gen & adm expense		$18,001

Note 5, Going Concern, Page F-11

17.
We note that you have revised your going concern disclosure in response to prior comment 27. Specifically, we note your disclosure that if you are able to attract financing for operations, you anticipate generating revenues in the next 12 months through increased racing activities and sponsorships. Please revise your disclosure to .indicate the racing season of your intended racing series to better inform your readers when you anticipate generating revenue.

Response:

The disclosure has been updated and the prospectus has been revised to comply with your comment. See revision to Footnote 5.

Exhibit 23.2

18.
It is unclear how you have addressed our comment 28. The language contained in exhibit 23.2 continues to refer to the report included in exhibits. Thus we repeat the prior comment for your auditor to revise this consent in consideration that the report is not included in any of the exhibits to your registration statement. Also, the reference to the report dated December 1, 2007 appears to be a typographical error. Please have your auditor revise.

Response:

The disclosure has been updated and the prospectus has been revised to comply with your comment. See revised Consent Letter.

Undertakings, page 34

19.
Refer to prior comment 29. We note that the undertaking included under (3)(c) deleted the reference to Rule 430A that is part of the undertaking required by Item 512(g) of Regulation S-B. Further, we note that you deleted the second paragraph of Item 512(e) beginning with the words "In the event that a claim for indemnification." Please revise both undertakings to comply with the item requirements noted.

Response:

The prospectus has been revised to comply with your comment.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 619-702-8690 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

de Castro P.C.

By: /s/ Audie J. de Castro
Audie J. de Castro